# SHAREHOLDERS' RIGHTS AGREEMENT
## OF
# ELITE AMATEUR FIGHT LEAGUE INC.,

### an Indiana corporation

THIS SHAREHOLDERS' RIGHTS AGREEMENT ("**Agreement**"), dated as of January 1, 2020 ("**Effective Date**"), by and among ELITE AMATEUR FIGHT LEAGUE INC., an Indiana corporation ("**Company**"), the shareholders set forth on <u>Exhibit A</u> of this Agreement as of the Effective Date ("**Pre-Raise Shareholders**"), and all other Persons that may become a Shareholder of the Company in the future. The Company and the Shareholders are sometimes referred to herein collectively as the "**Parties**" or individually as a "**Party**."

### RECITALS:

WHEREAS, the Shareholders of the Company, and the issued and outstanding Shares held by the Shareholders, are set forth in <u>Exhibit A</u> hereto, as amended from time to time; and

WHEREAS, the Parties hereto believe it to be in the mutual and respective best interests of the Company and the Shareholders to provide herein, among other things, (i) for the efficient management of the business of the Company, (ii) for the terms and conditions upon which Transfers of the Shares shall be permitted or restricted, (iii) that upon the occurrence of certain events the Company and the Shareholders be given the right and option to purchase the Shares of Shareholder, or a Shareholder be permitted or required to sell or transfer such Shareholder's Shares, and (iv) that the Shareholders be restricted from soliciting customers, vendors, suppliers, and employees of the Company; and

NOW, THEREFORE, in consideration of the execution of this Agreement by the Parties hereto, of the mutual terms, covenants, conditions, representations, and warranties set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby mutually acknowledged, it is agreed as follows:

## ARTICLE I
## DEFINITIONS

1.1     <u>Definitions</u>. For purposes hereof, the following terms shall have the meanings set forth below:

"**Act**" means the Indiana Business Corporation Law ("IBCL"), Indiana Code § 23-1 *et seq.*, as amended.

"**Affiliate**" means, with respect to any Person, (i) any other Person that directly or indirectly controls or holds the power to vote ten percent (10%) or more of the outstanding voting securities of such first Person; (ii) any other Person ten percent (10%) or more of whose voting securities are directly or indirectly owned, controlled or held with power to vote by such first Person; (iii) any other Person directly or indirectly controlling, controlled by, or under common control with such first Person; or (iv) any officer, director or partner of such first Person; and (v) if such other Person is an

officer, director or partner, any business entity for which such other Person acts in any such capacity. For purposes of the foregoing, "control" means the power, direct or indirect, to direct or cause the direction of the management and policies of a Person or entity through voting securities, contract or otherwise.

"**Agreed Value**" means the fair market value of a Shareholder's Shares as determined by agreement of the Selling Shareholder and the Company or a Majority of the Purchasing Shareholders, as the case may be.

"**Appraised Value**" means, with respect to the Subject Shares of a Selling Shareholder, the fair market value of such Subject Shares as determined by an Appraiser agreed upon by the Selling Shareholder and the Company or a Majority of the purchasing Remaining Shareholders, as the case may be, or in the event the Parties cannot agree on an Appraiser:

(i)The Selling Shareholder and the Company or a Majority of the purchasing Remaining Shareholders, as the case may be, shall each select an Appraiser. The two Appraisers so selected shall each independently render their opinion as to the fair market value of the Subject Shares. If the higher of the two appraisals does not exceed the lower of said two appraisals by more than ten percent (10%) then, for purposes of this Agreement, the fair market value of the Subject Shares shall be conclusively deemed to equal the average of the said two opinions of value.

(ii)If the higher of the two appraisals exceeds the lower of said two appraisals by more than ten percent (10%), then the two Appraisers so selected shall jointly select a third Appraiser and said third Appraiser shall render an opinion as to the fair market value of the Subject Shares, which appraisal shall not be less than the lower nor more than the higher of the two appraisals originally given by the first two Appraisers selected. Said third Appraiser's appraisal shall be the final Appraised Value of the Subject Shares and shall be binding upon the Parties for purposes of this Agreement.

For purposes of the foregoing, it is hereby stipulated and agreed that in determining the fair market value of the Subject Shares of a Selling Shareholder, the Appraisers shall not apply any so-called "minority interest" or "lack-of-marketability" discount. The Selling Shareholder and the Company or the purchasing Remaining Shareholders, as the case may be, shall each pay the fees and costs of their respective Appraisers and shall pay one-half of the fees and costs of the Appraiser jointly selected. If a valuation is performed for the sale of the Non-Voting Shares based upon the request of a Selling Non-Voting Shareholder, the Selling Shareholder shall pay the cost of the Appraisal if such Appraisal is the second Appraisal requested in the prior two (2) year period.

"**Appraiser**" means a Person who is a certified public accountant duly licensed to practice accounting in the State of Indiana, a financial or management consultant, or investment banker, in each case engaged in the business of appraising businesses similar to that of the Company and who is unrelated to and independent from all Parties to this Agreement.

"**Articles of Conversion**" means the Articles of Conversion of the Company, converting the company from an Indiana limited liability company into an Indiana corporation, as amended from time to time.

"**Bankruptcy**" means, with respect to any Person, including any of the Shareholders, that such Person has (i) made an assignment for the benefit of creditors; (ii) filed a voluntary petition in

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bankruptcy; (iii) been adjudged a bankrupt or insolvent, or had entered against such Person an order of relief in any bankruptcy or insolvency proceeding; (iv) filed a petition or an answer seeking for such person any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation; (v) filed an answer or other plea admitting or failing to contest the material allegations of a petition filed against him in any proceeding of such nature; (vi) sought, consented to or acquiesced in the appointment of a trustee, receiver or liquidator of such Person or of all or any substantial part of his or its assets; (vii) one hundred twenty (120) days have lapsed after the commencement of any proceeding against such Person seeking reorganization, arrangement or similar relief under any statute, law or regulation and such proceeding has not been dismissed; or (viii) or ninety (90) days have elapsed since the appointment without such Person's consent or acquiescence of a trustee, receiver or liquidator of such Person or of all or any substantial part of such Person's assets and such appointment has not been vacated or stayed or the appointment is not vacated within ninety (90) days after the expiration of such stay.

"**Board**" means the Board of Directors of the Company.

"**Buy-Out Offer**" has the meaning set forth in Section 3.4(c) below.

"**By-Laws**" means the bylaws of the Company adopted by the Company's Shareholders and Board of Directors, as amended from time to time.

"**Cause**" means: (i) an act of fraud or embezzlement or any similar dishonest act by a Person relating to the Company or in connection with such Person's performance of Company activities; (ii) willful breach of a fiduciary duty to the Company; (iii) the breach by such Person of any nondisclosure, non-compete, or non-solicitation covenant between such Person and the Company; (iv) the breach by such Person of any material term of this Agreement; or (v) any other act or omission by a Person relating to the Company or in connection with such Person's performance of Company activities which materially adversely affects the business or reputation of the Company.

"**Code**" means the Internal Revenue Code of 1986, as amended, or any corresponding provisions of succeeding law.

"**Company**" has the meaning set forth in the preamble hereto.

"**Confidential Information**" means any and all confidential or proprietary information regarding the Company or its business, including, without limitation, all products, formulas, patents, trademarks, copyrights, processes, techniques, computer programs, databases, financial, purchasing, accounting, marketing, customers and prospective customers, and other information, whenever acquired, conceived, originated, discovered, or developed, concerning any aspect of the Company or Company's business, whether or not in written or tangible form. The foregoing to the contrary notwithstanding, "Confidential Information" shall not include (i) information which is or becomes generally available to the public on a non-confidential basis, including from a third party as long as such third party is not known to be in breach of an obligation of confidentiality with respect to the information; (ii) information possessed prior to the receipt of any Confidential Information from the Company (which can be substantiated to the Company's reasonable satisfaction); (iii) information developed independently and without the disclosure or use of any

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Confidential Information in violation of this Agreement (which can be substantiated to the Company's reasonable satisfaction); or (iv) information that the Company authorizes may be disclosed.

"**Directors**" means each member of the Board of Directors of the Company.

"**Disability**" means, with respect to an individual Shareholder, such Shareholder's inability to substantially perform such Shareholder's duties and responsibilities to the Company by reason of a physical or mental disability or infirmity, even taking into account any reasonable accommodation required by law, (i) for a total of one hundred eighty (180) consecutive days (or at such earlier time as such Shareholder submits or the Company receives satisfactory medical evidence that such Shareholder has a physical or mental disability or infirmity which will likely prevent such Shareholder from returning to the performance of such Shareholder's work duties for six (6) months or longer) or (ii) for a total of two hundred seventy (270) days in any consecutive twelve (12) month period. In the event of any dispute regarding the determination of a Shareholder's Disability, such determination shall be made by a physician selected by the Company, at the Company's sole expense; provided, however, that such physician shall consult with the Shareholder's normal treating physician; further provided, that a Shareholder's Disability shall be conclusively presumed if such determination is made by an insurer providing disability insurance coverage to such Shareholder or the Company in respect of such Shareholder. A Shareholder shall be "**Disabled**" if subject to a Disability as aforesaid.

"**Exercise Notice**" has the meaning set forth in Sections 4.2, 4.3, 5.1, 5.2, or 5.3 below, as the case may be.

"**Fair Market Value**" means, with respect to any Subject Shares, the Agreed Value or, if no Agreed Value is established within thirty (30) calendar days following the date of exercise of the relevant sale or purchase option, the Appraised Value.

"**Involuntary Transfer**" means any non-volitional Transfer of Shares whatsoever and, by way of example and not by way of limitation, shall be deemed to occur if: (i) a Shareholder is subject to Bankruptcy; (ii) a Shareholder's Shares are subject to Transfer pursuant to a divorce or separation decree, property settlement, or any other form of judicially approved marital arrangement; (iii) a Shareholder's Shares are subject to Transfer pursuant to the foreclosure of any lien or other security interest (iv) a Shareholder's Shares are subject to Transfer pursuant to judicial sale; or (v) a Shareholder's Shares are otherwise subject to Transfer by operation of law, and as further set forth in Section 4.3 of this Agreement.

"**Legal Representative**" means, (i) with respect to a Disabled Shareholder, an agent of a Disabled Shareholder acting pursuant to a valid power of attorney, or if none, the legally appointed guardian of a Disabled Shareholder, and (ii) with respect to a deceased Shareholder, the executor, trustee, or other Person with the authority to Transfer such deceased Shareholder's Shares.

"**Loan Agreement(s)**" means, collectively, any credit or loan agreement between the Company and the Company's third party commercial lender(s), if any.

"**Majority**" means, with respect to the relevant Shareholders, the Shareholders entitled to approve, consent to, or vote on a matter holding more than fifty percent (50%) of the aggregate voting Shares held by all such Shareholders.

"**Non-Voting Shares**" means, with respect to any particular transfer, purchase, or sale transaction pursuant to any "Qualified Transfer" whereby certain Subject Shares of the Company are converted or exchanged for "Non-Voting Shares" of the Company on a one-to-one (1:1) basis, plus other cash consideration, whereby upon the election of the Legal Representative of the Pre-Raise Shareholder, the Qualified Transferee holds "Non-Voting Shares" in the same number as the Pre-Raise Shareholder prior to the Qualified Transfer.

"**Offer**" has the meaning set forth in Section 4.2 below.

"**Offering Shareholder**" has the meaning set forth in Section 3.4(c) below.

"**Option Notice**" has the meaning set forth in Sections 4.2, 4.3, 5.1, or 5.2, below, as the case may be.

"**Permitted Transferee**" means, with respect to a transferring Shareholder (i) any trust in which all of the current beneficiaries consist of any one or more of the Pre-Raise Shareholders, and any one or more of the Pre-Raise Shareholders serves as Trustee of such trust.

"**Person**" means any individual, partnership, corporation, limited liability company, joint venture, trust, firm, association, unincorporated organization, or other entity.

"**Pre-Raise Shareholder**" means a Shareholder who received Shares in the Company as of the Effective Date.

"**Purchasing Shareholder**" means, with respect to any particular purchase and sale transaction pursuant to Sections 4.2, 4.3, 5.1, 5.2, or 5.3 below, as the case may be, each Remaining Shareholder who elects to exercise his right-of-first-refusal or other purchase option with respect to the Subject Shares of the Selling Shareholder, or with respect to a purchase and sale transaction with a Third-Party Offeror whose purchase of the Subject Shares has been consented to and approved by the Directors.

"**Qualified Transfer**" means either the *inter-vivos* transfer of Shares by a Pre-Raise Shareholder or Permitted Transferee to a Qualified Transferee, or upon the death or disability of an Pre-Raise Shareholder, the right of the Legal Representative to elect to transfer and exchange the Pre-Raise Shareholder's Shares for Non-Voting Shares pursuant to Section 4.4 of this Agreement.

"**Qualified Transferee**" means, with respect to a transferring Pre-Raise Shareholder, such Qualified Transferee who is such Pre-Raise Shareholder's spouse, or lineal descendants and spouses of such lineal descendants, or a trust whose beneficiary is the Pre-Raise Shareholder's spouse or lineal descendants, or spouse of such lineal descendants, whose Legal Representative has agreed and consented to receive Non-Voting Shares of the Company in exchange for the voting Shares of the Company through a Qualified Transfer.

Doc ID: 10648adad90902a31715634a3d1fea15ecb9c4c6

"**Remaining Shareholder**" means, with respect to any particular purchase and sale transaction pursuant to Sections 4.2, 4.3, 4.4, 5.1, 5.2, or 5.3 below below, as the case may be, each Shareholder whose Shares are not then the subject of such transaction.

"**Selling Shareholder**" means, with respect to any particular purchase and sale transaction pursuant to Sections 4.2, 4.3, 4.4, 5.1, 5.2, or 5.3 below, as the case may be, the Shareholder holding or controlling the Shares (or Non-Voting Shares) which are then the subject of such transaction.

"**Shareholder(s)**" means each Person that is a shareholder of the Company and bound by this Agreement.

"**Shareholder Liability**" means, with respect to a Shareholder, such Shareholder's liability or obligation to a creditor of the Company pursuant to credit enhancement provided by such Shareholder for the benefit of the Company, whether in the form of a personal guaranty, letter of credit or other personal collateral.

"**Subject Shares**" mean, with respect to any particular purchase and sale transaction pursuant to Sections 4.2, 4.3, 4.4, 5.1, 5.2, or 5.3 below, as the case may be, the Shares (or Non-Voting Shares) of a Shareholder (or Qualified Transferee) which are then the subject of such transaction.

"**Supermajority**" means, with respect to the relevant Shareholders, the Shareholders entitled to approve, consent to, or vote on a matter holding more than sixty-six and two-thirds percent (66-$\frac{2}{3}$%) of the aggregate voting Shares held by all such Shareholders.

"**Treasury Regulations**" means the income tax regulations, including temporary regulations, promulgated under the Code, as amended, and any corresponding provisions of succeeding regulations.

"**Transfer**" means, when used as a noun, any sale, hypothecation, pledge, assignment, gift, or other transfer, be it voluntary or involuntary, to any Person, inter vivos, testamentary, by operation of laws of devise and descent, or other laws, and, when used as a verb, to sell, hypothecate, pledge, assign, gift, or otherwise transfer to any Person, be it voluntarily or involuntarily, inter vivos, testamentary, by operation of the laws of devise or descent, or any other laws.

"**Transferring Shareholder**" means, with respect to any Qualified Transfer pursuant to Section 4.4 below, as the case may be, the Pre-Raise Shareholder and their duly appointed and authorized Legal Representative with legal authority to enter into the Qualified Transfer of the Shares in exchange for Non-Voting Shares that are then the subject of such transaction.

1.2     Other Definitions. Capitalized terms used herein but not otherwise defined in the preceding Section 1.1 shall have the meanings ascribed to such capitalized terms elsewhere in this Agreement.

## ARTICLE II
## CERTAIN ORGANIZATIONAL MATTERS

2.1     Articles of Conversion; By-Laws. The Company has previously made available to each Shareholder copies of the Company's Articles of Conversion and By-Laws, each as in effect on

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the date hereof. From and after the date hereof, each Shareholder shall (a) vote the Shares held by such Shareholder at any meeting of the Shareholders, or in any written consent executed in lieu of such a meeting of the Shareholders, and shall take all actions necessary to insure that the Articles of Conversion and By-Laws do not, at any time, conflict with the provisions of this Agreement and (b) take all necessary and required action to cause the Company to amend, or amend and restate, the Articles of Conversion and the By-Laws as necessary to effectuate the purposes of this Agreement.

2.2    Voting of Shares. In order to effectuate the provisions of this Agreement, each Pre-Raise Shareholder hereby agrees, subject to compliance with applicable law, that when any action or vote is permitted or required to be taken by such Shareholder pursuant to applicable law or this Agreement, such Shareholder shall proceed with diligence to (a) call, take all other action necessary to call, and to cause the Directors to take all actions necessary to call, or to cause the appropriate officers and Directors of the Company to call a meeting of the Shareholders, or execute or cause to be executed pursuant to the applicable laws of the State of Indiana (or any successor statute) a consent in writing in lieu of any such meeting to effectuate such action and (b) to vote the Shares held by such Shareholder in a manner consistent with the terms and provisions of this Agreement. The Parties hereby acknowledge and agree that the provisions of this Section 2.2 shall constitute a voting agreement within the meaning of Chapter 30 of the Act. In the event of a breach or default of the provisions of this Section 2.2 by any of the Parties to this Agreement, the aggrieved Parties shall have the right to obtain an order of court of competent jurisdiction specifically enforcing the terms of this Agreement. Such right and remedy of specific enforcement shall be in addition to and not in lieu of any and all other rights or remedies available at law or in equity.

## ARTICLE III
## GOVERNANCE

3.1    Board of Directors.

(a)    Authority. Except as otherwise provided in this Agreement or non-waivable provisions of the Act, (i) the business and affairs of the Company shall be managed by or under the direction of the Board and (ii) the approval, consent, or vote of a majority of the Directors on a per capita basis (i.e., one vote per Director), whereby the majority shall govern with respect to matters permitting or requiring the approval, consent, or vote of the Board hereunder.

(b)    Number, Election, and Tenure. For so long as this Agreement remains in effect, in any and all elections of Directors (whether at a meeting or by written consent in lieu of a meeting), each Shareholder shall vote or cause to be voted all Shares held by such Shareholder, or over which such Shareholder has voting control, and shall use such Shareholder's best efforts to cause the Directors to vote, so as to create a range for the number of Directors that may serve at any point in time from one (1) to seven (7), as may be determined by the Board in the Board's discretion. Each Director shall each serve on the Board until such Director's resignation, disability, death, or removal for Cause by a Majority of the Shareholders. Entering into a Qualified Transfer during such Pre-Raise Shareholder's life shall not serve as cause for removal of a Director.

3.2    Actions Requiring the Shareholders' Consent.

(a)    Actions Requiring Unanimous Consent. Notwithstanding anything to the

contrary contained herein, the Directors, without the prior affirmative vote of all of the Shareholders, shall have no authority to:

(i) do any act in contravention of this Agreement or the Company's Articles of Conversion or By-Laws;

(ii) cause the Company to engage in any business other than that conducted on the date hereof and any businesses reasonably related thereto;

(iii) do any act which would make it impossible to carry on the ordinary business of the Company, except as otherwise provided in this Agreement; or

(iv) possess Company property, or assign rights in specific property, for other than a Company purpose.

(b) <u>Actions Requiring Consent of a Supermajority</u>. Notwithstanding anything to the contrary contained herein, the Directors, without the prior affirmative vote of a Supermajority of the Shareholders, shall have no authority to cause the Company to:

(i) purchase or otherwise acquire, redeem or retire, directly or indirectly, any outstanding Shares owned by the Pre-Raise Shareholders (or their respective Affiliates, Permitted Transferees, or Qualified Transferees), except as contemplated herein;

(ii) amend or change the Company's Articles of Conversion or By-Laws;

(iii) amend the By-laws or this Shareholder Agreement to change the number of Directors;

(iv) increase the base salary or other compensation payable to the officers, except as provided in <u>Section 3.3(c)</u> below.

3.3    <u>Officers</u>.

(a) <u>Delegation of Authority</u>. The Board, in the Board's discretion, may from time to time employ and retain Persons as may be necessary or appropriate for the conduct of the Company's business, including employees, agents, and other Persons (any of whom may be a Shareholder). The Board may delegate to any one or more such Persons any of the authorities, discretions, and powers herein conferred upon the Board, subject to revocation at any time; <u>provided, however</u>, that any such delegation shall not relieve the Directors of their liabilities and obligations under this Agreement. The salaries or other compensation, if any, of the officers, employees, agents, and other Persons employed by the Company shall be fixed from time to time by the Board.

(b) <u>Election and Tenure</u>. For so long as this Agreement remains in effect, in any and all elections of the officers of the Company (whether at a meeting or by written consent in lieu of a meeting), each Director shall vote so as to elect the following Persons to the office(s) set forth next to such Person's name:

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| Name | Office |
|---|---|
| Jesse Nunez | President |
| Eric Tseng | Treasurer |
| Emmanuel Lopez | Secretary |

Unless otherwise changed at the Annual Meeting of the Board, each Officer shall serve in such capacity until such officer's resignation, disability, death, or removal for Cause by the Board.

(c) <u>Duties and Responsibilities</u>. Each officer, as President, Secretary and Treasurer, respectively, shall have the normal and customary duties and responsibilities commensurate with such officer's position, including, without limitation, the authority and responsibility to manage the day-to-day business and affairs of the Company. Each officer shall devote to the Company such time as may be necessary for the proper performance of such officers' duties and responsibilities to the Company but shall not be required to devote full time to the performance of such duties. Further, subject to <u>ARTICLE VIII</u> below, each officer may engage in business ventures of any nature and description independently or with others, including, but not limited to, business ventures competing with Company, and each officer shall not have any liability to the Company or Company's Shareholders therefore (including, without limitation, for breach of any fiduciary duty of loyalty) nor shall the Company or any of the Shareholders have any rights in or to such independent ventures or the income or profits derived therefrom.

3.4 <u>Deadlock</u>.

(a) In the event the Directors or Shareholders become deadlocked and are unable by agreement to resolve any matter that arises involving the performance or interpretation of this Agreement or the operation and management of the Company in accordance with the terms hereof, then they shall submit such matter to mediation by an independent mediator to be mutually agreed upon by the Directors. The cost of such mediation shall be borne by the Company. Such mediation shall be conducted in Chicago, Illinois.

(b) In the event (i) the mediation pursuant to subsection (a) above does not resolve the deadlock within thirty (30) days of the commencement of such mediation or (ii) the Directors or Shareholders are unable to agree upon an independent mediator within thirty (30) days following the request by any Director or Shareholder for mediation, then the Directors and Shareholders shall submit the dispute to arbitration for resolution. The arbitration shall be conducted in the city of Chicago, in front of a panel of arbitrators to be selected by, and in accordance with the rules of, the American Arbitration Association. The decision of the arbitrators shall be final and binding on the Directors and Shareholders and the Company shall act in accordance with the decision.

(c) Notwithstanding the immediately preceding subsection, in the event any one or more of the Shareholders ("**Offering Shareholder**") does not support the ruling of the arbitrators, such Shareholder(s) shall have the right (but not the obligation) to offer to purchase all (but not less than all) of the Shares of the other Shareholders that are in disagreement with the Offering Shareholders. If the Offering Shareholder desires to offer to purchase all of the Shares of

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the other Shareholders in accordance with this subsection, the Offering Shareholder shall send a notice ("**Buy-Out Offer**") to such other Shareholders. The Buy-Out Offer shall specify the price, method of payment, proposed date of transfer, and all other material terms and conditions of the Buy-Out Offer. Upon receipt of the Buy-Out Offer by the other Shareholder, the Directors and Shareholders shall have an additional seven (7) days to resolve the deadlock. If the deadlock is not resolved within such period, the other Shareholders shall have a period of thirty (30) days thereafter within which to notify the Offering Shareholder that the other Shareholders have elected either (i) to accept the Buy-Out Offer or (ii) to purchase the Offering Shareholder's Shares upon the same terms and conditions as those set forth in the Buy-Out Offer but adjusted to reflect differences in the number of the Offering Shareholder's and other Shareholders' respective Shares, if any. If the other Shareholders fail to respond to the Buy-Out Offer within the 30-day period, they will be deemed to have accepted the Buy-Out Offer. The Shareholders shall negotiate any closing so as to structure the sale to minimize transaction costs to the greatest extent possible. Further, if at the closing there exists a Shareholder Liability with respect to a selling Shareholder, the purchasing Shareholders shall either obtain a release of, or severally assume the Shareholder Liability or, in the event such a release or assumption is not permitted by the creditor, indemnify and hold the selling Shareholder harmless, by written agreement reasonably satisfactory in form and substance to the selling Shareholder, from and against such Shareholder Liability from and after the date of the closing. If any Shareholder should fail to close the sale contemplated by this provision, the other Shareholders shall have all rights available at law or in equity, including specific performance, as well as an action for damages for breach of contract.

3.5    Indemnification.

(a)    The Company shall indemnify every Person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding (other than an action by or in the right of the Company), whether civil, criminal, administrative, or investigative, by reason of the fact that the Person is or was a Director, officer, employee, or agent of the Company, or is or was serving at the request of the Company as a director, manager, officer, employee, or agent of another corporation, limited liability company, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the Person in connection with the action, suit, or proceeding, if the Person acted in good faith and in a manner the Person reasonably believed to be in, or not opposed to, the best interests of the Company or, with respect to any criminal action or proceeding, had no reasonable cause to believe the Person's conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent shall not, of itself, create a presumption that the Person did not act in good faith and in a manner that the person reasonably believed to be in, or not opposed to, the best interests of the Company or, with respect to any criminal action or proceeding, that the Person had reasonable cause to believe that the Person's conduct was unlawful.

(b)    The Company shall indemnify every Person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit, by or in the right of the Company to procure a judgment in the Company's favor by reason of the fact that the Person is or was a Director, officer, employee, or agent of the Company, or is or was serving at the request of the Company as a director, manager, officer, employee, or agent of another corporation, limited liability company, partnership, joint venture, trust, or other enterprise, against expenses

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(including attorneys' fees) actually and reasonably incurred by the Person in connection with the defense or settlement of the action or suit, if the Person acted in good faith and in a manner the Person reasonably believed to be in, or not opposed to, the best interests of the Company, provided that no indemnification shall be made in respect of any claim, issue, or matter as to which the Person shall have been adjudged to be liable for fraudulent or reckless conduct or intentional misconduct in the performance of the Person's duty to the Company, unless, and only to the extent that, the court in which the action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, the Person is fairly and reasonably entitled to indemnity for those expenses as the court shall deem proper.

(c)     To the extent that a Person entitled to indemnification by the Company hereunder has been successful, on the merits or otherwise, in the defense of any action, suit, or proceeding referred to in subsection (a) or (b) above, or in defense of any claim, issue, or matter therein, the Person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by the Person in connection therewith.

(d)     Any indemnification under subsections (a) and (b) above (unless ordered by a court), shall be made by the Company only as authorized in the specific case, upon a determination that indemnification of the Person is proper in the circumstances because the Person has met the applicable standard of conduct set forth in either subsection (a) or (b) above. The determination shall be made by (i) the Board, (ii) independent legal counsel in a written opinion, or (iii) by a Majority of the Shareholders.

(e)     Expenses incurred in defending a civil or criminal action, suit, or proceeding may be paid by the Company in advance of the final disposition of the action, suit, or proceeding, as authorized by the Board or the Shareholders in the specific case, as provided in subsection (d) above, upon receipt of an undertaking by or on behalf of the Person to repay that amount, unless it shall ultimately be determined that the Person is entitled to be indemnified by the Company as authorized in this section.

(f)     The indemnification provided by this section shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under the Act, the Articles of Conversion, or any agreement, vote of Shareholders, or otherwise, both as to action in the Person's official capacity and as to action in another capacity while holding office, and shall continue as to a Person who has ceased to hold a position subject to indemnification under this section and shall inure to the benefit of the heirs, executors, and administrators of such Person.

(g)     The Company may purchase and maintain insurance on behalf of any Person who may be entitled to indemnification pursuant to this section.

(h)     If the Company has paid indemnity or has advanced expenses to a Person under this section, the Company shall promptly report the indemnification or advance in writing to the Shareholders.

(i)     For purposes of this section, references to "**other enterprises**" shall include employee benefit plans; references to "**fines**" shall include any excise taxes assessed on a Person with respect to an employee benefit plan; and references to "**serving at the request of the Company**"

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shall include any service as a Director, officer, employee, or agent of the Company that imposes duties on, or involves services by such Person with respect to an employee benefit plan, and such plan's participants or beneficiaries. A Person who acted in good faith and in a manner the Person reasonably believed to be in the best interests of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "**not opposed to the best interests of the Company**" as referred to in this section.


**ARTICLE IV**
**RESTRICTIONS ON SHARE TRANSFERS**


4.1 General Restrictions on Share Transfers and Right of First Offer.

(a) General Transfer Restriction. Each Shareholder, Permitted Transferee, and Qualified Transferee covenants and agrees that such Shareholder shall not Transfer or cause the Transfer of such Shareholder's Shares or any interest therein without the approval of the Board in the Board's sole and absolute discretion. Any attempted Transfer not in accordance with the terms and conditions of this Agreement shall be null and void and of no force or effect. Each Shareholder, Permitted Transferee, and Qualified Transferee covenants and agrees that there shall exist a Right of First Offer governing the Shares issued by the Company whereby each Shareholder, Permitted Transferee, and Qualified Transferee agrees to undertake good faith negotiations with the Company and Remaining Shareholders before negotiating with any third parties for the Transfer or sale of such Shareholder's, Permitted Transferee's, or Qualified Transferee's Shares.

(b) Prohibited Transfers. Notwithstanding anything to the contrary contained herein, in no event shall the Transfer of any Shares be permitted if such Transfer would (i) result in the Company not qualifying for an exemption from the registration requirements of any applicable Federal or state securities laws; (ii) result in any violation of any applicable Federal or state securities laws; (iii) result in a default under or the acceleration of any indebtedness of, or secured by the assets of, the Company, including pursuant to any of the Loan Agreements. Furthermore, a condition precedent to the Transfer of any Shares shall be that the Shares shall remain subject to all of the terms and conditions of this Agreement and the transferee shall deliver to the Company and the Shareholders a written agreement assuming and agreeing to be bound by all the terms and conditions of this Agreement and to be a Shareholder hereunder; provided, however, that in the event such Transfer is made to a non-individual Person, such Person shall deliver an agreement in form and substance reasonably acceptable to the Company prohibiting the Transfer of ownership interests in such Person by such Person and such Person's shareholders, members, partners, beneficiaries, or other owners, as the case may be, except with the approval of the Board, or otherwise imposing such Transfer restrictions consistent with this ARTICLE IV as may be acceptable to the Board in the Board's sole and absolute discretion.

(c) Permitted Transfers. Subject to the preceding subsections (a) and (b), and notwithstanding any other restrictions on Transfers set forth in this Agreement, any Pre-Raise Shareholder may Transfer all or a portion of such Pre-Raise Shareholder's Shares to a Permitted Transferee for estate planning and asset protection purposes.

(d) Qualified Transfers. Subject to the preceding subsections (a) and (b), and notwithstanding any other restrictions on Transfers set forth in this Agreement, any Pre-Raise

12

Shareholder or the Legal Representative of such Pre-Raise Shareholder may enter into a Qualified Transfer whereby all or a portion of such Pre-Raise Shareholder's Shares are converted to Non-Voting Shares, and transferred to a Qualified Transferee in accordance with Section 4.4 below.

4.2     Rights of First Refusal.

(a)     Notice of Bona Fide Offer. Subject to the General Transfer Restrictions and Right of First Offer requirements as set forth in Section 4.1(a) above, if a Shareholder receives a bona fide written offer ("**Offer**") for the purchase of all or part of such Shareholder's Shares ("**Subject Shares**") from an independent third party ("**Third Party Offeror**"), and such Shareholder desires to sell the Subject Shares to such Third Party Offeror, such Shareholder including any Permitted Transferee or Qualified Transferee ("**Selling Shareholder**") shall promptly provide written notice thereof ("**Option Notice**") to the Company and each of the Remaining Shareholders, together with a duly-executed copy of the Offer.

(b)     Rights of First Refusal. The Company shall have the primary right and option, and the Remaining Shareholders shall have the secondary right and option, to purchase all (but not less than all) of the Offered Shares upon the express terms and conditions and at the purchase price set forth in the Offer, said options being exercisable by notice ("**Exercise Notice**") to the Selling Shareholder given within twenty five (25) days from receipt of the Option Notice. Each Exercise Notice shall specify the maximum number of Subject Shares that the Company or the Purchasing Shareholder, as the case may be, desires to purchase. With respect to any Subject Shares as to which the Company has not exercised Company's primary right of first refusal, the number of such Subject Shares which may be purchased by each Purchasing Shareholder shall be determined by the Board ratably according to the relative numbers of Shares held by the Purchasing Shareholders; provided, however, that a Purchasing Shareholder shall not be required to purchase a number of Subject Shares in excess of the maximum amount specified in such Purchasing Shareholder's Exercise Notice. In the event the Remaining Shareholders fail to exercise their rights of first refusal as to all of the remaining Subject Shares, the Company shall have the further right and option to purchase such remaining Subject Shares as to which the Remaining Shareholders have not exercised their rights of first refusal, such further right of first refusal being exercisable by written notice to the Selling Shareholder given within five (5) days from the expiration of the Remaining Shareholders' rights of first refusal.

(c)     Consummation of Purchase. If the Company and the Remaining Shareholders elect to exercise their respective rights of first refusal to acquire all of the Subject Shares, the sale and purchase of the Subject Shares shall be closed at the principal office of the Company on the later of the closing date specified in the Offer or forty-five (45) days following the date of the Option Notice. At the closing, the Company or the Purchasing Shareholders shall deliver to the Selling Shareholder the purchase price required to be paid for the Subject Shares pursuant to the terms of the Offer, and the Selling Shareholder shall deliver to the Company or the Purchasing Shareholders the stock certificate(s) evidencing the Subject Shares purchased by the Company or the Purchasing Shareholders, as the case may be, together with the appropriate assignment(s) separate from certificate duly executed in proper form to effect the transfer of the Subject Shares on the books and records of the Company.

(d)     Lapse of Rights of First Refusal. In the event the Company and the Remaining Shareholders do not in the aggregate purchase all of the Subject Shares as described above, their right

13

of first refusal options shall be deemed to have lapsed and expired. Thereupon the Selling Shareholder shall be entitled to sell the Subject Shares to the Third Party Offeror, provided that such sale (i) is not prohibited under Section 4.1(b); (ii) is consummated on terms not more favorable than were set forth in the Offer; and (iii) is closed within sixty (60) days thereafter. If the Selling Shareholder shall fail to consummate a sale of the Subject Shares within such 60-day time period, then no sale of such Subject Shares shall be made by the Selling Shareholder without first re-offering such Subject Shares to the Company and the Remaining Shareholders in accordance with the provisions of this Section 4.2.

        4.3    Involuntary Transfers.

        (a)    Notice of Involuntary Transfer. In the event a Shareholder's Shares ("**Subject Shares**") are subject to Involuntary Transfer, such Shareholder ("**Selling Shareholder**") shall promptly provide written notice thereof ("**Option Notice**") to the Company and each of the Remaining Shareholders.

        (b)    Option to Purchase. The Company shall have the primary right and option, and the Remaining Shareholders shall have the secondary right and option, to purchase all or any part of the Subject Shares, said options being exercisable by written notice ("**Exercise Notice**") to the Selling Shareholder given within thirty (30) days from receipt of the Option Notice. Each Exercise Notice shall specify the maximum number of Subject Shares that the Company or the Remaining Shareholders, as the case may be, desires to purchase. With respect to any Subject Shares as to which the Company has not exercised its primary purchase option, the number of such Offered Shares which may be purchased by each Purchasing Shareholder shall be determined by the Board ratably according to the relative numbers of Shares held by the Purchasing Shareholders; provided, however, that a Purchasing Shareholder shall not be required to purchase a number of Subject Shares in excess of the maximum amount specified in such Purchasing Shareholder's Exercise Notice. In the event the Remaining Shareholders fail to exercise their purchase options as to all of the remaining Subject Shares, the Company shall have the further right and option to purchase such remaining Subject Shares as to which the Remaining Shareholders have not exercised their purchase options, such further purchase option being exercisable by written notice to the Selling Shareholder given within five (5) days from the expiration of the Remaining Shareholders' purchase options.

        (c)    Consummation of Purchase. If the Company or the Remaining Shareholders elect to exercise their respective options to acquire all or any part of the Offered Shares, the sale and purchase of the Offered Shares shall be closed at the principal office of the Company on the date fixed by the Company by written notice addressed to the Selling Shareholder, which shall not be later than sixty (60) days following the date of the Option Notice. At the closing, the Company or the Purchasing Shareholders shall pay to the Selling Shareholder not less than twenty percent (20%) of the purchase price for the Subject Shares, in cash, by wire transfer, or cashier's or certified check, and the balance in installments pursuant to the provisions of Section 6.3 below. Further, if at the closing there exists a Shareholder Liability with respect to the Selling Shareholder, the Company or the Purchasing Shareholders shall either obtain a release of, or jointly and severally assume the Shareholder Liability or, in the event such a release or assumption is not permitted by the creditor, indemnify and hold the Selling Shareholder harmless, by written agreement reasonably satisfactory in form and substance to the Selling Shareholder, from and against such Shareholder Liability from and after the date of the closing. At the closing, the Selling Shareholder shall deliver to the Company or the Purchasing

14

Shareholders, as the case may be, the stock certificate(s) evidencing the Subject Shares purchased by the Company and such Purchasing Shareholders, together with the appropriate assignment(s) separate from certificate duly executed in proper form to effect the transfer of the Subject Shares on the books and records of the Company.

      (d)    <u>Lapse of Purchase Options</u>. To the extent the Company and the Remaining Shareholders do not purchase the Subject Shares as described above, their purchase options shall be deemed to have lapsed and expired. Thereupon the Subject Shares not purchased by the Company and the Remaining Shareholders shall be subject to Involuntary Transfer, provided that any such Transfer sale (i) is not prohibited under <u>Section 4.1(b)</u> and (ii) is consummated within sixty (60) days thereafter. If the Involuntary Transfer of the Subject Shares is not consummated within the aforesaid 60-day time period, then no Involuntary Transfer of such Subject Shares shall be made by the Selling Shareholder without first re-offering such Subject Shares to the Company and the Remaining Shareholders in accordance with the provisions of this <u>Section 4.3</u>.

      4.4    <u>Qualified Transfers</u>.

      (a)    <u>Notice of Qualified Transfer</u>. In the event an Pre-Raise Shareholder's Shares ("**Subject Shares**") are subject to a Qualified Transfer, such Pre-Raise Shareholder directly, or through such Pre-Raise Shareholder's duly authorized and appointed Legal Representative ("**Transferring Shareholder**") shall promptly provide written notice thereof ("**Election Notice**") to the Company and each of the Remaining Shareholders of his or its decision to enter into the Exchange Transaction.

      (b)    <u>Right to Exchange</u>. Upon receipt of the Election Notice, the Company shall have the obligation to exchange all of the Subject Shares, said exchange being exercisable by written notice ("**Exchange Notice**") to the Pre-Raise Shareholder or such Pre-Raise Shareholder's Legal Representative given within thirty (30) days from receipt of the Election Notice. The Election Notice and the Exchange Notice shall specify the maximum number of Subject Shares that the Transferring Shareholder desires to exchange.

      (c)    <u>Consummation of Exchange Transaction</u>. If the Transferring Shareholder makes the election, and if the Company exercises the Company's obligation to exchange all (or any part) of the Subject Shares, the exchange of the Subject Shares with the Non-Voting Shares (plus cash consideration) in accordance with this <u>Section 4.4(c)</u> shall be closed at the principal office of the Company on the date fixed by the Company by written notice addressed to the Transferring Shareholder, which shall not be later than sixty (60) days following the date of the Election Notice. At the closing, the Company shall pay to the Qualified Transferee the cash consideration of One Hundred Dollars ($100.00), in cash, by wire transfer or cashier's or certified check. Further, if the Transferring Shareholder is exchanging and transferring all of such Transferring Shareholder's Subject Shares and if at the closing there exists a Shareholder Liability with respect to the Transferring Shareholder, the Company shall either obtain a release of, or jointly and severally assume the Shareholder Liability or, in the event such a release or assumption is not permitted by the creditor, indemnify and hold the Transferring Shareholder or the Transferring Shareholder's estate harmless, by written agreement reasonably satisfactory in form and substance to the Transferring Shareholder, from and against such Shareholder Liability from and after the date of the closing. At the closing, the Transferring Shareholder shall deliver to the Company the stock certificate(s) evidencing the Subject

15

Shares to be exchanged by the Company, together with the appropriate assignment(s) separate from certificate duly executed in proper form to effect the transfer and exchange of the Subject Shares on the books and records of the Company. The Company shall deliver to the Qualified Transferee the stock certificate(s) evidencing the Exchange Shares issued to the Qualified Transferees of the Transferring Shareholder. In further consideration for the exchange and issuance of the stock certificate(s), the Qualified Transferee shall deliver to the Company a counter-signed copy of this Shareholder Agreement, or such amended Shareholder Agreement as in effect from time to time.

(d)     Lapse of Purchase Options. To the extent the Company does not purchase the Subject Shares as described above, their purchase options shall be deemed to have lapsed and expired. At that point, the Subject Shares not purchased by the Company shall be subject to Involuntary Transfer, provided that any such Transfer sale (i) is not prohibited under Section 4.1(b) and (ii) is consummated within sixty (60) days thereafter. If the Involuntary Transfer of the Subject Shares is not consummated within such 60-day time period, then no Involuntary Transfer of such Subject Shares shall be made by the Selling Shareholder without first re-offering such Subject Shares to the Company in accordance with the provisions of this Section 4.4.

4.5     Round A Raise Though Regulation Crowdfunding.

(a)     Issuance of Shares. The shares to be issued shall be Common Shares, subject to transfer restrictions and dilution upon issuance of additional shares, equity interests, and options, and warrants to investors, partners, and employees, among other restrictions and limitations. The business plan of the Company will include the Company attempting to raise initial start-up capital through Regulation Crowdfunding, including from unaccredited, private investors (such round, "**Round A**"). In order to keep any funds from Round A, the Company shall have to have raised a minimum of Fifty Thousand U.S. Dollars ($50,000), with the goal of not exceeding Five Hundred Thousand U.S. Dollars ($500,000).

(b)     Valuation of Shares and Right of Repurchase. The Parties agree that the pre-money valuation of the Company is Five Million U.S. Dollars ($5,000,000).

(c)     Dilution of Shares. In general, the Common Shares being issued as a result of any purchases of stock during "Round A" will be subject to dilution upon the addition of additional partners, investors, and other third parties.

**ARTICLE V**
**DISABILITY, DEATH, OR EXPULSION FOR CAUSE**

5.1     Disability of a Shareholder.

(a)     Notice of Disability. In the event of an Pre-Raise Shareholder's Disability, the Legal Representative of the Disabled Shareholder shall promptly provide written notice thereof ("**Option Notice**") to the Company and each of the Remaining Shareholders. The Legal Representative shall provide written notice of whether the Legal Representative seeks to sell the Shares to the Company (or the Remaining Shareholders) or whether the Legal Representative seeks to enter into a Qualified Transfer whereby the Shares are converted to Non-Voting Shares and are issued to the Qualified Transferees pursuant to Section 4.4.

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(b)    Option to Purchase. In the event the Legal Representative of the Disabled Shareholder provides written notice that the Disabled Shareholder seeks to sell such Disabled Shareholder's Shares in the Company, the Company shall have the primary right and option, and the Remaining Shareholders shall have the secondary right and option, to purchase all (but not less than all) of the Shares ("**Subject Shares**") held by the Disabled Shareholder (or Disabled Shareholder's Legal Representative) and any Permitted Transferees of the Disabled Shareholder (collectively, **Selling Shareholder**"), said options being exercisable by written notice ("**Exercise Notice**") to the Selling Shareholder given within thirty (30) days from receipt of the Option Notice. Each Exercise Notice shall specify the total number of Subject Shares that the Company or the Purchasing Shareholder, as the case may be, desires to purchase.

(c)    Consummation of Purchase. If the Company elects to exercise the Company's respective option to acquire all of the Subject Shares, the sale and purchase of the Subject Shares shall be closed at the principal office of the Company on a date fixed by the Company by written notice addressed to the Selling Shareholder, which shall not be later than sixty (60) days following the date of the Option Notice. At the closing, the Company shall pay to the Selling Shareholder the purchase price for the Subject Shares, in cash, by wire transfer or cashier's or certified check, to the extent of the greater of (x) the net cash proceeds received by the Company under any disability insurance "buyout" policy (i.e., other than an "income replacement" policy) insuring against the disability of the Disabled Shareholder or (y) twenty percent (20%) of the purchase price, and the balance in installments pursuant to the provisions of Section 6.3 below. At the closing, the Selling Shareholder shall deliver to the Company the stock certificate(s) evidencing the Shares purchased by them, together with the appropriate assignment(s) separate from certificate duly executed in proper form to effect the transfer of the Subject Shares on the books and records of the Company. Further, if at the closing there exists a Shareholder Liability with respect to the Selling Shareholder, the Company or the Remaining Shareholders shall either obtain a release of, or jointly and severally assume the Shareholder Liability or, in the event such a release or assumption is not permitted by the creditor, indemnify and hold the Selling Shareholder harmless, by written agreement reasonably satisfactory in form and substance to the Selling Shareholder, from and against such Shareholder Liability from and after the date of the closing. If the Company does not exercise the Company's purchase options as to all of the Subject Shares as provided herein, said purchase options shall lapse; provided, however, that the Subject Shares shall remain subject to the terms and conditions of this Agreement (including, without limitation, the restrictions on Transfer and the purchase options of the Company and the Remaining Shareholders otherwise contained in this Agreement).

(d)    Consummation of Qualified Transfer. If the Legal Representative elects to exercise such Legal Representative's right to transfer the Shares to a Qualified Transferee, the transfer transaction shall be in accordance with Section 4.4 above.

5.2    Death of a Shareholder.

(a)    Notice of Death. In the event of a Pre-Raise Shareholder's death, the Legal Representative of the deceased Shareholder shall promptly provide written notice thereof ("**Option Notice**") to the Company and each of the Remaining Shareholders. The Legal Representative shall provide written notice of whether the Legal Representative seeks to sell the Shares to the Company (or the Remaining Shareholders) or whether the Legal Representative seeks to enter into a Qualified

17

Transfer whereby the Shares are converted to Non-Voting Shares and are issued to the Qualified Transferees pursuant to Section 4.1(d).

(b)     Purchase Option. In the event the Legal Representative of the deceased Shareholder provides written notice that the estate of the deceased Shareholder seeks to sell the Shares in the company, the Company shall have the primary right and option, and the Remaining Shareholders shall have the secondary right and option to purchase all (but not less than all) of the Shares ("**Subject Shares**") held by the deceased Shareholder (or such deceased Shareholder's Legal Representative) and any Permitted Transferees of the deceased Shareholder (collectively, **Selling Shareholder**"), said options being exercisable by written notice ("**Exercise Notice**") to the Selling Shareholder given within thirty (30) days from receipt of the Option Notice. Each Exercise Notice shall specify the maximum number of Subject Shares that the Company or the Purchasing Shareholder, as the case may be, desires to purchase. With respect to any Subject Shares as to which the Company has not exercised Company's option, the number of such Subject Shares which may be purchased by each Purchasing Shareholder shall be determined by the Board ratably according to the relative numbers of Shares held by the Purchasing Shareholders; provided, however, that a Purchasing Shareholder shall not be required to purchase a number of Subject Shares in excess of the maximum amount specified in such Purchasing Shareholder's Exercise Notice. In the event the Remaining Shareholders fail to exercise their purchase options as to all of the remaining Subject Shares, the Company shall have the further right and option to purchase such remaining Subject Shares as to which the Remaining Shareholders have not exercised their purchase options, such further purchase option being exercisable by written notice to the Selling Shareholder given within five (5) days from the expiration of the Remaining Shareholders' purchase options.

(c)     Consummation of Purchase. If the Company and the Remaining Shareholders elect to exercise their respective options to acquire all of the Subject Shares, the sale and purchase of the Subject Shares shall be closed at the principal office of the Company on a date fixed by the Company by written notice addressed to the Selling Shareholder, which shall not be later than sixty (60) days following the date of the Option Notice. At the closing, the Company or the Purchasing Shareholders shall pay to the Selling Shareholder the purchase price for the Subject Shares, in cash, by wire transfer or cashier's or certified check, to the extent of the greater of (x) the net cash proceeds received by the Company or the Purchasing Shareholders under any life insurance "buyout" policy (i.e., other than a "key man" policy) insuring the life of the deceased Shareholder or (y) twenty percent (20%) of the purchase price, and the balance of the purchase price in installments pursuant to the provisions of Section 6.3 below. At the closing, the Selling Shareholder shall deliver to the Company and the Purchasing Shareholders, as the case may be, the stock certificate(s) evidencing the Shares purchased by them, together with the appropriate assignment(s) separate from certificate duly executed in proper form to effect the transfer of the Subject Shares on the books and records of the Company. Further, if at the closing there exists a Shareholder Liability with respect to the Selling Shareholder, the Company or the Purchasing Shareholders shall either obtain a release of, or jointly and severally assume the Shareholder Liability or, in the event such a release or assumption is not permitted by the creditor, indemnify and hold the Selling Shareholder harmless, by written agreement reasonably satisfactory in form and substance to the Selling Shareholder, from and against such Shareholder Liability from and after the date of the closing. If the Company and the Remaining Shareholders do not exercise their purchase options as to all of the Subject Shares as provided herein, said purchase options shall lapse; provided, however, that the Subject Shares shall remain subject to the terms and conditions of this Agreement (including, without limitation, the restrictions on Transfer

and the purchase options of the Company and the Remaining Shareholders otherwise contained in this Agreement).

(d)     Consummation of Qualified Transfer. If the Legal Representative elects to exercise such Legal Representative's right to transfer the Shares to a Qualified Transferee, the transfer transaction and exchange of the Subject Shares with the Non-Voting Shares shall be in accordance with Section 4.4 above.

5.3     Expulsion of a Shareholder for Cause.

(a)     Purchase Option. A Shareholder may be expelled for Cause by the Board of Directors with the approval of a Supermajority of the Shareholders. In the event a Shareholder is expelled for Cause, the Company shall have the primary right and option, and the Remaining Shareholders shall have the secondary right and option to purchase all or any part of the Shares ("**Subject Shares**") held by the expelled Shareholder and any Permitted Transferees of the expelled Shareholder (collectively, "**Selling Shareholder**"), said options being exercisable by written notice ("**Exercise Notice**") to the Selling Shareholder given within thirty (30) days following the effective date of expulsion. Each Exercise Notice shall specify the maximum number of Subject Shares that the Company or the Remaining Shareholder, as the case may be, desires to purchase. With respect to any Subject Shares as to which the Company has not exercised the Company's option, the number of such Subject Shares which may be purchased by each Purchasing Shareholder shall be determined by the Board ratably according to the relative numbers of Shares held by the Purchasing Shareholders; provided, however, that a Purchasing Shareholder shall not be required to purchase a number of Subject Shares in excess of the maximum amount specified in such Purchasing Shareholder's Exercise Notice. In the event the Remaining Shareholders fail to exercise their purchase options as to all of the remaining Subject Shares, the Company shall have the further right and option to purchase such remaining Subject Shares as to which the Remaining Shareholders have not exercised their purchase options, such further purchase option being exercisable by written notice to the Selling Shareholder given within five (5) days from the expiration of the Remaining Shareholders' purchase options.

(b)     Consummation of Purchase. If the Company and the Remaining Shareholders elect to exercise their respective options to acquire all or any part of the Subject Shares, the sale and purchase of the Subject Shares shall be closed at the principal office of the Company on a date fixed by the Company by written notice addressed to the Selling Shareholder, which shall not be later than sixty (60) days following the effective date of expulsion. At the closing, the Company or the Purchasing Shareholders shall pay to the Selling Shareholder not less than twenty percent (20%) of the purchase price for the Subject Shares, in cash, by wire transfer or cashier's or certified check, and the balance in installments pursuant to the provisions of Section 6.3 below. Further, if at the closing there exists a Shareholder Liability with respect to the Selling Shareholder, the Company or the Purchasing Shareholders shall either obtain a release of, or jointly and severally assume the Shareholder Liability or, in the event such a release or assumption is not permitted by the creditor, indemnify and hold the Selling Shareholder harmless, by written agreement reasonably satisfactory in form and substance to the Selling Shareholder, from and against such Shareholder Liability from and after the date of the closing. At the closing, the Selling Shareholder shall deliver to the Company and the Purchasing Shareholders, as the case may be, the stock certificate(s) evidencing the Shares purchased by them, together with the appropriate assignment(s) separate from certificate duly

19

executed in proper form to effect the transfer of the Subject Shares on the books and records of the Company. If the Company and the Remaining Shareholders do not exercise their purchase options as to all of the Subject Shares as provided herein, said purchase options shall lapse; provided, however, that the Subject Shares shall remain subject to the terms and conditions of this Agreement (including, without limitation, the restrictions on Transfer and the purchase options of the Company and the Remaining Shareholders otherwise contained in this Agreement).

## ARTICLE VI
## PURCHASE PRICE AND INSTALLMENT PAYMENTS

6.1    Purchase Price.

(a)    Disability or Death. In the event of a purchase and sale transaction hereunder upon the occurrence of a Disability or Death pursuant to Sections 5.1 or 5.2 above, and in the event the Legal Representative of the Pre-Raise Shareholder does not elect a Qualified Transfer to exchange the Pre-Raise Shareholder's Shares for Non-Voting Shares, the purchase price for the Subject Shares of the Selling Shareholder shall be Fair Market Value.

(b)    Expulsion of a Shareholder for Cause. In the event of a purchase and sale transaction hereunder caused by the expulsion of a Shareholder pursuant to Section 5.3 above, the purchase price for the Subject Shares of the Selling Shareholder shall be sixty percent (60%) of Fair Market Value.

(c)    Involuntary Transfer. In the event of a purchase and sale transaction hereunder caused by an Involuntary Transfer pursuant to Section 4.3 above, the purchase price for the Subject Shares of the Selling Shareholder shall be eighty percent (80%) of Fair Market Value.

6.2    Insurance.

(a)    Life or Disability Policies on a Shareholder. The Company and the Shareholders shall have the right to make application for, take out, and maintain in effect policies of life or disability insurance on each Shareholder whenever, and in such amounts as may be required for the benefit of the Company or in order for the Shareholders to fund their purchase rights or obligations hereunder. Each Shareholder hereby covenants and agrees to take such other and further actions and execute and deliver such other and further documents necessary to enable the Company or the other Shareholder(s) to acquire the said policies of insurance.

(b)    Purchase Option. A Shareholder that ceases to be a Shareholder hereunder shall have the option to purchase any "buyout" policy of life or disability insurance on such Shareholder owned by the Company or the other Shareholders within ninety (90) days after the closing (or date of the termination of this Agreement) by tendering to the Company or the other Shareholders, as the case may be, by wire transfer, cashier's check, or by certified check, that dollar amount which is equal to the sum of: (i) the interpolated terminal reserve of such policy and any paid up additions; plus (ii) any dividends or dividend accumulations credited to such policy; plus (iii) the unearned portion of any premium paid beyond the date the policy is to be transferred; less (iv) any indebtedness against such policy and any loan interest accrued thereon as of the date of the transfer. In the event that a Shareholder exercises the option to purchase a policy of life or disability insurance, the Company or the other Shareholders, as the case may be, shall promptly deliver to such Shareholder

20

the policy together with such written documents as are necessary to convey full title in the policy. If the Shareholder does not exercise the purchase option, the Company and the other Shareholders may dispose of the policy or deal with the policy in the manner they desire.

6.3    Installment Payments. In the event that the Company or any Purchasing Shareholder ("**Payor**") is otherwise permitted hereunder and elects to pay in installments any portion of the purchase price ("**Outstanding Indebtedness**") with respect to any purchase or sale transaction hereunder, the Outstanding Indebtedness shall be paid by the Payor to the Selling Shareholder, in not more than eight (8) equal quarterly installments, together with interest on the unpaid balance of principal from time to time outstanding at a rate equal to the prevailing prime rate of interest as published by the Company's primary commercial lender or, if none, the Midwest Edition of the *Wall Street Journal*.

6.4    Transfer Obligation of Permitted Transferee. For the avoidance of doubt, unless otherwise agreed in writing by the Board, upon the occurrence of any event which requires (or if the transferor is no longer a Shareholder, would have required) such transferor to Transfer such transferor's Shares, the Permitted Transferees of such transferor shall be obligated to Transfer all of their Shares on the same terms and conditions as such transferor is required (or would have been required) to Transfer.

6.5    Transfer Obligation of Qualified Transferee. For the avoidance of doubt, unless otherwise agreed in writing by the Board, upon the occurrence of any event which requires (or if the transferor is no longer a Shareholder, would have required) such transferor to Transfer such transferor's Shares, the Qualified Transferees of such transferor shall be obligated to Transfer all of their Shares on the same terms and conditions as such transferor is required (or would have been required) to Transfer.

## ARTICLE VII
## DRAG-ALONG RIGHTS

7.1    Drag-Along Rights. In the event any bona fide third party proposes to acquire one hundred percent (100%) of the Shares held by all of the Shareholders (including, without limitation, pursuant to a plan of arrangement, merger, or consolidation of the Company with another corporation or entity) in a single transaction or series of related transactions, then upon the approval of such transaction by the Board and a Supermajority of the voting Shareholders, all of the Shareholders shall be required to sell or exchange their Shares, vote their Shares in favor of such transaction, or otherwise participate in such transaction in accordance with the approved terms and conditions of such transaction.

## ARTICLE VIII
## NON-SOLICITATION AND CONFIDENTIALITY

8.1    Non-Solicitation. Each Shareholder hereby agrees on behalf of such Shareholder, and on behalf of such Shareholder's Permitted Transferees and Affiliates, and on behalf of such Shareholder's Qualified Transferees, that until such Shareholder ceases to be a Shareholder of the Company, and for a period of two (2) years thereafter, such Shareholder and such Shareholder's

Permitted Transferees, Qualified Transferees, and Affiliates shall not knowingly, directly, or indirectly:

      (a)     solicit, induce, advise, request or influence any supplier, vendor, lessor, or any other person or entity which has a business relationship with the Company, or which had a business relationship with the Company during the immediately preceding twelve (12) month period, to discontinue, reduce the extent of, discourage the development of or otherwise adversely affect such relationship with the Company; or

      (b)     (i) recruit, solicit, or otherwise induce or influence any employee, consultant, sales representative, or agent or other personnel of the Company to discontinue such employment, consulting, sales, or agency relationship with the Company, or to otherwise terminate their relationship with the Company; or (ii) employ, seek to employ or cause any competing business to employ or seek to employ as an employee, consultant, sales representative, or agent, any person who is then (or was at any time within immediately preceding six (6) months) an employee, consultant, sales representative, or agent or other personnel of the Company, except for such personnel responding to a general solicitation of employment.

      8.2    Confidentiality. Each Shareholder hereby agrees on behalf of such Shareholder, and on behalf of such Shareholder's Permitted Transferees, Qualified Transferees, and Affiliates, not to knowingly, directly or indirectly, disclose to anyone, or use or otherwise exploit for such Person's own benefit or for the benefit of anyone other than the Company, any Confidential Information of the Company; provided, however, that such Person may make any such disclosure required by law or court order, provided that such Person will promptly notify the Company and reasonably cooperate with the Company to obtain a protective order or other remedy, and if such remedy is not obtained by the Company, such Person will furnish only that portion of the Confidential Information which is required to be furnished pursuant to such law or court order.

      8.3    Remedies. The Parties understand that the Company and the Remaining Shareholders shall not have an adequate remedy at law for the material breach or threatened breach of any one or more of the covenants set forth in Sections 8.1 and 8.2 and agree that in the event of any such material breach or threatened breach, the Company and the Remaining Shareholders shall be entitled, in addition to the other remedies which may be available, to specific performance or injunctive relief (without bond). If the length of time, type of activity, geographic area, or other restrictions set forth in the restrictions of this ARTICLE VIII is deemed unreasonable in any court proceeding, the Parties hereto agree that the court may reduce such restrictions to ones it deems reasonable to protect the substantial investment of the Company and the Remaining Shareholders in the business of the Company and the goodwill attached thereto.

## ARTICLE IX
## MISCELLANEOUS

      9.1    Priority of Transfer Provisions. Upon the occurrence of the first event causing the Shares of a Shareholder to become subject to a particular purchase and sale transaction pursuant to a specific section hereunder, then while the provisions of such section shall be and remain operative with respect to said Shares, any other competing provision hereunder that would otherwise pertain to the disposition of such Shares upon the occurrence of a subsequent event shall be inapplicable.

9.2     Securities Laws and Endorsement of Certificates. The Shareholders severally acknowledge that the Shares acquired by them have not been registered under the Securities Act of 1933, as amended, or under any applicable state securities law. The Shareholders severally represent and warrant that they acquired their Shares without a view to the offer, offer for sale, or the sale in connection with the distribution of such Shares and that they shall hold such Shares indefinitely unless subsequently registered under the Securities Act of 1933, as amended, and the applicable state securities law, or unless an exemption from such registration is available and an opinion of counsel for the Company, in form and substance satisfactory to the Company, is obtained to that effect. The provisions of this Section are in all respects subject to the Securities Act of 1933, as amended, the applicable state securities law, and all regulations promulgated thereunder. All certificates representing Shares subject to this Agreement shall be legended conspicuously in substantially the following form:

**The securities represented by this certificate (1) have not been registered under the Securities Act of 1933, as amended, ("Securities Act"), or the securities laws of any state and may not be pledged, hypothecated, transferred, offered for sale, or sold except pursuant to a registration statement under the Securities Act and any applicable state securities law or an opinion of counsel, reasonably satisfactory to counsel for the company, that registration is not required under the Securities Act and any applicable state securities law.**

**The securities represented by this certificate are restricted as to transfer by the terms, conditions and covenants of a certain Shareholders' Agreement dated January 1, 2020, a copy of which is on file with the Company. The Company will gratuitously furnish a copy of said agreement to any party having a valid interest therein. Any transfer of shares other than in accordance with said agreement shall be null and void.**

9.3     Shares Subject to this Agreement.

(a)     Shareholders Subject to Agreement. This Agreement shall apply to all Shares currently or hereinafter owned or acquired by the Shareholders subject to this Agreement, including, without limitation, (i) the Shares held by such Shareholders on the date hereof; (ii) any Shares issued to any Shareholder pursuant to the succeeding Section 4.5; (iii) any Shares issued to any Shareholder pursuant to such Shareholder's exercise of an option or warrant; (iv) any Shares otherwise purchased, acquired, or issued to any such Shareholder; and (v) any Non-Voting Shares issued to any Qualified Transferee.

(b)     Stock Dividends. If, at any time, and from time to time, the Company shall declare and pay a dividend upon any of the Shares, or shall validly issue Shares in lieu of, or in exchange for, or in addition to, any of the Shares without the receipt of additional consideration therefore, then any such Shares subsequently issued with respect to the Shares then subject to this Agreement shall constitute additional Shares subject to this Agreement.

9.4     Termination. This Agreement shall terminate upon the first to occur of any one of the following events:

(a)    The consummation of a registered offering of the Shares under the Securities Act.

(b)    One hundred percent (100%) of the issued and outstanding Shares being owned by a single Shareholder.

(c)    The permanent cessation of business operations by the Company or the liquidation and dissolution of the Company.

(d)    The mutual written agreement of the Parties to terminate this Agreement.

9.5    Amendment. This Agreement may be modified or amended, or any provision hereof may be waived, provided that such modification, amendment, or waiver is set forth in a writing executed by (a) the Company and (b) a Supermajority of the Shareholders; provided, however, that any amendment of this Agreement which materially adversely affects any Shareholder in a manner materially different from other Shareholders will require the written consent of such Shareholder. Notwithstanding the foregoing, each Shareholder acknowledges and agrees that additional Parties to this Agreement may be added by a written joinder without any such consents or approvals, provided that such additional Parties are added in accordance with and pursuant to the provisions of this Agreement.

9.6    Notices. All notices and elections given or made under this Agreement shall be in writing and shall be considered to be received when delivered personally or on the date deposited in the United States mail, by certified mail, return receipt requested, to the Parties at the following addresses:

(a)    If to the Company:

Elite Amateur Fight League Inc.
ATTN: Jesse Nunez
647 Holly Lane
Griffith, Indiana 46319

(b)    If to a Shareholder:

The address set forth below such Shareholder's name on Exhibit A hereto or the applicable stock purchase agreement.

or at such new or different addresses as the Parties may from time to time give notice of pursuant to the provisions of this Section 9.6.

9.7    Agreement Binding. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective personal representatives, heirs, beneficiaries, executors, administrators, transferees, and assigns. This Agreement constitutes the entire agreement among the Parties hereto and supersedes all prior agreements and understandings, oral or written, among the Parties hereto with respect to the subject matter hereof.

9.8    Governing Law and Venue. This Agreement is made in Indiana and shall be governed by the laws of Indiana, without regard to conflicts of law provisions. Venue for any disputes shall be Chicago, Illinois.

9.9    Attorneys' Fees. In any legal proceeding between the Parties arising out of or in connection with this Agreement or the breach thereof, the Party or Parties prevailing in such proceeding shall be entitled to collect such Party's costs and expenses (including reasonable attorney's fees) from the non-prevailing Party or Parties.

9.10    Remedies. The Parties hereby mutually stipulate and agree that the rights and interests herein created with respect to the Transfer of any Shareholder's Shares are unique and, further, that the breach by the Company or any Shareholder of such Party's obligations hereunder may result in damages for which no adequate remedy at law exists. The Parties further stipulate that with respect to the agreements herein made by the Company and the Shareholders, this Agreement shall constitute a shareholders' agreement within the meaning of Chapter 30 of the Act. In the event of a breach or default by any of the Parties to this Agreement, the aggrieved Parties shall have the right to obtain an order of court of competent jurisdiction specifically enforcing the terms of this Agreement. Said right and remedy of specific enforcement shall be in addition to and not in lieu of any and all other rights or remedies available at law or in equity.

9.11    Severability. The invalidity of any provisions of this Agreement shall not impair or otherwise adversely affect the validity of any other provision. If any provision of this Agreement is determined by a court of competent jurisdiction to be unenforceable, the provision shall be enforced only as modified by the court so as to be enforceable or, absent such modification, shall be deemed severed and the Agreement shall be otherwise enforced with the provision severed.

9.12    Further Assurances. Each Party hereto shall cooperate and take such action as may be reasonably requested by another Party in order to carry out the provisions and purposes of this Agreement.

9.13    Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile), each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the date first above written.

**COMPANY**:

ELITE AMATEUR FIGHT LEAGUE INC.

By:_____
Jesse Nunez, President

**PRE-RAISE SHAREHOLDERS:**

_____
Jesse Nunez

_____
Eric Tseng

_____
Emmanuel Lopez

_____
Rob Tovar

**SHAREHOLDERS**:

SEE SIGNATURE PAGES OF STOCK PURCHASE AGREEMENTS

SIGNATURE PAGE – SHAREHOLDERS' RIGHTS AGREEMENT – ELITE AMATEUR FIGHT LEAGUE INC.

Doc ID: 10648adad90902a31715634a3d1fea15ecb9c4c6

# EXHIBIT A

## CAPITALIZATION TABLE

| SHAREHOLDERS | SUBSCRIPTION AMOUNT | NUMBER OF SHARES |
|---|---|---|
| Jesse Nunez<br>647 Holly Lane<br>Griffith, Indiana 46319 | $500 | 4,925,000 |
| Eric Tseng<br>24W650 Partridge Ct.<br>Naperville, IL 60540 | $0.00 | 50,000 |
| Emmanuel Lopez<br>1222 Adams St.<br>North Chicago, IL 60064 | $0.00 | 12,500 |
| Rob Tovar<br>4245 N Knox Ave<br>Chicago, IL 60641 | $0.00 | 12,500 |
| **Treasury** | | **5,000,000** |
| **Total** | | **10,000,000** |

| | |
|---|---|
| **TITLE** | Shareholders Agreement (For Signature) |
| **FILE NAME** | 2020-01-01 Shareh...ress) No Cap.docx |
| **DOCUMENT ID** | 10648adad90902a31715634a3d1fea15ecb9c4c6 |
| **AUDIT TRAIL DATE FORMAT** | MM / DD / YYYY |
| **STATUS** | ● Completed |

## Document History



SENT

**01 / 14 / 2020**
02:32:06 UTC

Sent for signature to Jesse Nunez
(jesse@eliteamateurfightleague.com), Rob Tovar
(robtovar@gmail.com) and Emmanuel Lopez
(mmafightnight384@gmail.com) from
eric@eliteamateurfightleague.com
IP: 69.246.232.255



VIEWED

**01 / 14 / 2020**
02:43:26 UTC

Viewed by Emmanuel Lopez (mmafightnight384@gmail.com)
IP: 24.13.128.181



VIEWED

**01 / 14 / 2020**
02:45:45 UTC

Viewed by Jesse Nunez (jesse@eliteamateurfightleague.com)
IP: 73.72.192.51



VIEWED

**01 / 14 / 2020**
16:01:11 UTC

Viewed by Rob Tovar (robtovar@gmail.com)
IP: 98.206.37.84

| | |
|---|---|
| **TITLE** | Shareholders Agreement (For Signature) |
| **FILE NAME** | 2020-01-01 Shareh...ress) No Cap.docx |
| **DOCUMENT ID** | 10648adad90902a31715634a3d1fea15ecb9c4c6 |
| **AUDIT TRAIL DATE FORMAT** | MM / DD / YYYY |
| **STATUS** | ● Completed |

## Document History


SIGNED

**01 / 14 / 2020**
02:44:02 UTC

Signed by Emmanuel Lopez (mmafightnight384@gmail.com)
IP: 24.13.128.181


SIGNED

**01 / 14 / 2020**
03:01:56 UTC

Signed by Jesse Nunez (jesse@eliteamateurfightleague.com)
IP: 73.72.192.51


SIGNED

**01 / 14 / 2020**
16:04:29 UTC

Signed by Rob Tovar (robtovar@gmail.com)
IP: 98.206.37.84


COMPLETED

**01 / 14 / 2020**
16:04:29 UTC

The document has been completed.